UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Directors Meeting

held on August 02, 2022

DATE, TIME AND PLACE: On August 02, 2022, at 9 a.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND NOTICE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

PRESIDING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary.

AGENDA: To approve the new buyback program of Units or American Depositary Receipts (“ADRs”) issued by the Company (“Buyback Program”), pursuant to CVM Resolution No. 77 of March 29th, 2022 (“CVM Resolution 77”).

RESOLUTIONS: The matter was discussed, and all the Directors approved the new buyback program of (i) Units, each representing one (1) common share and one (1) preferred share issued by the Company, or (ii) ADRs, by the Company or by its branch in Cayman, to be held in treasury or subsequently sold, according to Schedule I. The Buyback Program shall respect the following conditions:

(i) Scope and purpose of the Buyback Program: The buyback has the purpose (1) to maximize the creation of value to shareholders by means of an efficient capital structure management; and (2) to enable the payment of officers, directors, management level employees and other employees of the Company and companies under its control, in accordance with the National Monetary Council Resolution No. 3921, of November 25th, 2010, pursuant to the Long Term Incentive Plans;

(ii) Amount to be purchased: up to 36,986,424 Units, representing 36,986,424 common shares and 36,986,424 preferred shares, or ADRs, corresponding, on June 30th, 2022, to approximately 1% of the Company´s total capital stock, to be purchased by the Company or by its branch in Cayman, being certain that the effective buyback of the total number of shares just established shall observe, at the acquisition moment, the limit set forth on Article 9 of CVM Resolution 77;

(iii) Term for the purchase: eighteen (18) months counted from August 03, 2022, expiring on February 05, 2024;

(iv) Amount of outstanding shares/Units (free float): the Company had, on June 30th, 2022, 345,962,035 outstanding common shares and 373,766,448 outstanding preferred shares;

(v) Available funds: according to the latest financial information of the Company regarding the accrued balance until June, 2022, the Company has available funds in the amount of R$ 25.77 billion in its capital reserve and revenues reserve accounts (excluding the legal reserve). The effective buyback shall depend of the existence of available funds at the acquisition moment, pursuant to Article 8 of CVM Resolution 77;

(vi) Amount of shares held in treasury: the Company held, on June 30th, 2022, 27,776,380 common shares and 27,776,380 preferred shares in treasury; and

(vii) Authorized brokers: in Brazil: Santander Corretora de Câmbio e Valores Mobiliários S.A., enrolled with the CNPJ/ME under No. 51.014.223/0001-49, with headquarters at Av. Presidente Juscelino Kubistchek, No. 2041 – CJ 241, Bloco A, Cond. Wtorre JK - Vila Nova Conceição – São Paulo – SP – CEP 04543-011. In USA: Santander Investment Securities Inc., U.S. registered broker-dealer incorporated under the laws of the State of Delaware, with headquarters at 45 east 53rd street, New York, NY, 10022.

It was registered that the Directors authorized the Board of Executives to take all necessary measures to implement the Buyback Program.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Alberto Monteiro de Queiroz Netto, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. August 2, 2022.

.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

Annex I

Trading of Company´s Own Shares

Banco Santander (Brasil) S.A. (the "Company" or "Santander"), pursuant to the provisions of Article 33, item XXXV, of CVM Resolution No. 80, of March 29th, 2022, hereby informs its shareholders and the market that the Board of Directors approved on August 02, 2022, a Buyback Program to purchase shares issued by the Company, as follows:

1. Justify in detail the purpose and expected economic effects of the operation.

The buyback program aims (1) to maximize the value creation to shareholders by means of an efficient capital structure management; and (2) to enable the payment of officers, directors, management level employees and other employees of the Company and companies under its control, in accordance with the Long Term Incentive Plans.

2. Inform the number of (i) outstanding shares and (ii) shares already held in treasury.

On June 30th, 2022, Banco Santander had (i) 345,962,035 outstanding common shares and 373,766,448 outstanding preferred shares; and (ii) 27,776,380 common shares and 27,776,380 preferred shares in treasury.

3. Inform the number of shares that may be purchased or sold.

The buyback program shall cover the purchase of up to 36,986,424 Units, representing 36,986,424 common shares and 36,986,424 preferred shares, or ADRs, corresponding, on June 30th, 2022, to approximately 1% of the Company´s total capital stock, to be purchased by the Company or by its branch in Cayman, being certain that the effective buyback of the total number of shares just established shall observe, at the acquisition moment, the limit set forth on Article 9 of CVM Resolution 77.

4. Describe the main characteristics of the derivative instruments that the company may use, if any.

There will be no use of derivatives as part of the Buyback Program.

5. Describe, if any, eventually existing agreements or voting instructions between the company and the counterparty of the operations.

The shares’ purchase will take place by means of operations on the stock exchange and therefore there is no existing agreements or voting instructions between the Company and the counterparties of the operations.

6. In case of transactions carried out off the organized securities markets, inform:

a. the maximum price (minimum) by which the shares will be purchased (sold); and

b. if applicable, the reasons that justify operations at prices more than 10% (ten percent) higher, in case of purchase, or more than 10% (ten percent) lower, in case of sale, than the average market price, weighted by volume, within ten (10) prior trading days.

All operations shall be carried out on organized markets. The Units shall be purchased on the B3 S.A. Brasil, Bolsa, Balcão (“B3”), through Santander Corretora de Câmbio e Valores Mobiliários S.A., and ADRs shall be purchased on the New York Stock Exchange (“NYSE”) through Santander Investment Securities Inc., U.S.

7. Inform, if applicable, the impacts that the trading shall have on the composition of the shareholding control or the administrative structure of the company.

The operations under the buyback program will not affect the shareholding or management structures of the Company.

8. Identify counterparties, if known, and, in case of related party of the company, as defined by accounting rules that govern such matter, provide the information required by Article 9 of CVM Resolution No. 81, of March 29th, 2022.

The operations will be carried out on the B3, by Santander Corretora de Câmbio e Valores Mobiliários S.A., and ADRs shall be purchased on NYSE by Santander Investment Securities Inc., U.S., so it is not possible, at this moment, to identity the counterparties of the operations scope of the Buyback Program. Both B3 and NYSE act as central counterparty in transactions by their respective clearinghouses.

9. Indicate the allocation of the proceeds of sale, if applicable.

There is no specific provision for the allocation of proceeds in the event of sale of shares purchased through the buyback program.

10. Inform the deadline for the settlement of the authorized operations.

The settlement period at B3 and NYSE is two (2) days after the conclusion of each operation.

11. Identify the institutions that shall act as intermediaries, if any.

The Units shall be purchased on the B3, by market prices, through Santander Corretora de Câmbio e Valores Mobiliários S.A.

The ADRs shall be purchased on NYSE, by market prices, through Santander Investment Securities Inc., U.S.

12. Specify the available funds to be used, according to Article 8, first paragraph, of CVM Resolution No. 77, of March 29th, 2022.

According to the latest financial information of the Company regarding the accrued balance until June, 2022, the Company has available funds in the amount of R$ 25,77 billion in its capital reserve and revenues reserve accounts (excluding the legal reserve). The effective buyback shall depend of the existence of available funds at the acquisition moment, pursuant to Article 8 of CVM Resolution 77.

13. Specify the reasons why members of the board of directors are comfortable that the repurchase of shares shall not affect the compliance of obligations assumed towards creditors or the payment of mandatory fixed or minimum dividends.

The sum of the financial value of this buyback program is not material in relation to the Company's cash position, in order to affect its capacity to comply with obligations towards creditors or payment of minimum mandatory dividends.

São Paulo, August 02, 2022.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 2, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer